Exhibit 15.1

GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2011

The following management’s discussion and analysis (“MD&A”), which is dated as of April 30, 2012, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company”) as at and for the financial year of the Company ended December 31, 2011 (“fiscal 2011”) in comparison with those as at and for the financial year of the Company ended December 31, 2010 (“fiscal 2010”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2011 and fiscal 2010 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Oman, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main areas of exploration are located in the Sultanate of Oman within the Semail Ophiolite Belt typified by volcanic massive sulphide (“VMS”) deposits, where the Company controls rights to the Block 5 and Block 6 exploration permits under earn-in agreements with the holders of the permits. The prime target in these two exploration permit areas is copper; however there is a strong association with other base metals and gold. In addition, the Company maintains the rights to a molybdenum tungsten project located in east central Idaho in the United States of America. No exploration was undertaken at the Idaho project during fiscal 2011.

In February 2012, the Company announced that it had completed its corporate reorganization (the "Corporate Reorganization"), as a result of which the Company's corporate jurisdiction has been moved from Florida to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.

In November 2011, the Company’s common shares commenced trading on the TSX Venture Exchange under the trading symbol "GNT".

The Company also announced in November 2011 that it had completed its previously announced brokered and non-brokered private placement equity financings. Under the brokered financing, which was conducted by a Canadian securities dealer as agent, the Company issued 2,163,000 units of the Company at a price of Cdn$1.00 per unit for total gross proceeds of Cdn$2,163,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$1.25 for a period of one year from the date of issuance of the warrant. Under the non-brokered financing, the Company issued 1,222,500 units of the Company at a price of Cdn$1.00 per unit for total gross proceeds of Cdn$1,222,500. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one-half of one common share of the Company for a period of one year from the date of issuance of the warrant, provided that a minimum of two such warrants must be exercised by the holder thereof at any one time in order that any such exercise thereof will result in the purchase of one common share of the Company at a price of Cdn$1.25.

In February 2011, the Company announced that it had concluded a private placement financing involving the issuance by the Company of 6,009,334 units at a price of $0.75 per unit for total gross proceeds of $4,507,001. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.90 for a period of one year from the date of issuance of the warrant (this one year period was subsequently extended by the Company to 18 months).

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The Oman Project

The Company’s exploration activities in the Sultanate of Oman are currently focused on the Block 5 and Block 6 exploration permit areas. The work programs during fiscal 2010 and fiscal 2011 have mainly consisted of following up the 56 Versatile Time-Domain Electromagnetic (“VTEM”) targets defined in the Block 5 and Block 6 areas of Oman. Of the 56 VTEM targets selected, 21 (37.5%) have been drill tested. Block 5 had 46 anomalies of which 15 were drilled by the end of 2011 and Block 6 had 10 anomalies of which 6 have been drill tested. This work has to date led to the discovery of two massive sulphide deposits at Mahab 4 and Maqail South, both in Block 5. The exploration program has gone beyond analyzing VTEM targets in the last 6 months of fiscal 2011 with several geological targets being generated for drilling, including the Maqail prospect where boulders of massive sulphide have been identified in road cut material, related to a distinct sea-floor position. Drilling is anticipated in these areas in fiscal 2012.

Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made during fiscal 2010 following up a high priority positive electromagnetic (“EM”) response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

At the beginning of fiscal 2011 SRK Exploration (a UK-based independent consulting firm) was engaged to conduct ground geophysics at both Mahab 4 and Maqail South. A ground EM survey was completed at Mahab 4 but it gave little additional information over and above the VTEM results. During 2012, there are further geophysics planned around Mahab 4 (over flatter terrain) to look for extensions to the main VMS body.

A diamond drilling program, which re-commenced in February of 2011, succeeded in expending the size of the new VMS discovery at Mahab 4. To date, the Company has completed 44 drill holes at Mahab 4 totaling 4,902.87 metres.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

In May, July and November 2011 and in January and April 2012, the Company announced drilling results at the Mahab 4 prospect.

The drill results to date at Mahab 4 have allowed the construction of a sectional based wire frame model for the deposit in preparation for the estimation of the maiden resource on this deposit. Hellman & Schofield have been commissioned to undertake a National Instrument 43-101 compliant resource estimation in the next few months.

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A surface LIDAR survey has been completed to accurately locate the drill holes and topography of the Mahab 4 steep ridge. This will be used in the future independent resource estimate.

Some 10 drill core samples were collected from the diamond drill holes at Mahab 4 and sent to Wardell Armstrong’s Cornwall, U.K. laboratory for preliminary flotation test work. This testwork program was completed to attempt to define the parameters to use to liberate the Mahab 4 copper grind size, pH, etc. The results of this testwork were announced by the Company in April 2012.

The 2012 exploration program at Mahab 4 includes further evaluation drilling aimed at the preparation of the planned mineral resource estimate on Mahab 4.

Maqail South Prospect

The Maqail South prospect was discovered in 2010, following up a high priority (helicopter-borne) VTEM target in Block 5. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge. By the end of October 2011, 13 diamond holes had been drilled at Maqail South for a total of 1,380.1 metres.

In January and July 2011, the Company announced drilling results at the Maqail South prospect.

Further drilling is planned at Maqail South during fiscal 2012 to define the limits of the VMS, particularly to the south and northeast where mineralisation remains open. The focus will be vectoring towards the 'feeder' part of the system, where in theory at least, greater thicknesses and elevated metal grades may be expected. In addition to this, a satellite VTEM response, VB5_2, located 300 metres to the southwest will also be more fully tested.

Regional Exploration

On April 30, 2012, Gentor announced that it has entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which Gentor has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals on properties (the “Project”) located in northeastern Turkey. Gentor paid the Licence Holder a US$200,000 option fee under the said agreement. Gentor shall determine on or before the expiry date of the said 12 month period whether to acquire a 70% interest in the Project. If Gentor exercises its option to acquire a 70% interest in the Project, a further US$400,000 would be payable by Gentor to the Licence Holder, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, Gentor would pay annual sums of US$300,000 to the Licence Holder.

Qualified Person

Dr. Peter Ruxton, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated December 31, 2010 and entitled "National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Projects, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc." A copy of this report can be obtained from SEDAR at www.sedar.com.

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Selected Annual Information

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2011	2010	2009

Net loss	$(5,603,314)	$(3,610,465)	$(564,947)
Net loss per share	(0.09)	(0.09)	(0.03)
Total assets	25,527,076	24,013,220	385,872
Total current liabilities	998,565	1,481,182	2,304,543
Total non-current liabilities	-	37,467	74,196

For fiscal 2011, the Company had net loss of $5,603,314 compared to a net loss of $3,610,465 in fiscal 2010. The increase in the loss in 2011 of $1,992,849 was primarily due to a $973,342 increase in general and administrative expenses and a $764,799 increase in drilling expenses, compared to 2010. The Company’s net loss for fiscal 2010 increased to $3,610,465 from a net loss of $564,947 recorded during fiscal 2009 mainly due to an increase of $1,322,656 in general and administrative expenses, an increase of $660,027 in geophysics expenses and an increase of $338,194 in drilling expenses, compared to 2009.

Results of Operations

For fiscal 2011, the Company reported a net loss of $5,603,314 as compared to a net loss of $3,610,465 for the year ended December 31, 2010. The foregoing increase of $1,992,849 in net loss is attributable primarily to increased drilling, professional, geology and general and administrative expenses, while costs related to geophysics decreased. General and administrative activities included costs such as stock based compensation, salaries, travel and promotion as well as office and sundry. During fiscal 2011, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2010:

Geophysics

Geophysics expenses decreased to $106,382 for fiscal 2011 from $660,027 for fiscal 2010. The decrease of $553,645 in this category was mainly due to expenses incurred in fiscal 2010 related to airborne VTEM and magnetic surveys flown over the Block 5 and Block 6 exploration permit areas of the Company’s Omani projects.

Geology

Geology expenses increased to $538,383 for fiscal 2011 from $76,795 for fiscal 2010. The increase of $461,588 in this category was due to increased geological exploration activities in Oman during fiscal 2011.

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Drilling

Drilling expenses increased to $1,103,893 for fiscal 2011 from $339,094 for fiscal 2010. The increase of $764,799 in this category was mainly due to increased drilling activities and site preparation as the Company continued to increase drilling at Mahab 4 and Maqail South within the Company’s Block 5 exploration permit area in Oman during fiscal 2011.

Consulting and professional fees

Consulting and professional fees increased to $1,104,981 for fiscal 2011 from $627,214 for fiscal 2010. The increase in this category was mainly due to legal fees, which increased by approximately 306% to $782,673 during fiscal 2011 from $255,455 during fiscal 2010, in connection with the listing of the Company’s common shares on the TSX Venture Exchange as well as in relation to the Corporate Reorganization and other corporate compliance matters.

General and administrative

General and administrative expenses increased to $2,431,515 for fiscal 2011 from $1,458,173 for fiscal 2010. The expense items listed below which are included in general and administrative expenses mainly contributed to the increase of $973,342 as follows:

Travel and promotion

The Company incurred travel and promotion expenses of $195,298 for fiscal 2011, significantly increased from $130,106 incurred fiscal 2010 due to increased visits to the Company's projects in the Oman, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities during fiscal 2011.

Employee benefits

The Company employee benefits expense increased to $1,438,242 during fiscal 2011 compared to $1,019,789 recorded during fiscal 2010 due to the hiring of additional personnel.

Office and sundry

Office and sundry expenses increased to $216,048 for fiscal 2011 compared to $146,289 for fiscal 2010, mainly due to increased rent and other office expenses as a result of additional office space leased during fiscal 2011.

Foreign exchange loss (gain)

The Company recorded a foreign exchange loss of $56,596 during fiscal 2011, compared to a foreign exchange gain of $61,101 recorded during fiscal 2010, due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Omani Rial.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during 2011 increased to $257,680 from $65,000 recorded during the corresponding period in 2010. This increase is related to stock based compensation issued to employees, directors and officers of the Company.

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Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2011 and fiscal 2010. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2011	2011	2011	2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(2,255,227)	$(1,115,065)	$(1,207,088)	$(1,025,934)
Net loss per share	$(0.03)	$(0.02)	$(0.02)	$(0.02)

	2010	2010	2010	2010
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	($1,175,693)	$(808,394)	$(640,377)	$(986,001)
Net loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.04)

The Company reported a net loss of $2,255,227 during the fourth quarter of 2011 compared to a net loss of $1,115,065 in the third quarter of 2011. The increase in net loss was mainly due to a $175,511 increase in drilling expenses and a $641,907 increase in general and administration expenses relating primarily to the Corporate Reorganization.

The Company reported a net loss of $1,115,065 during the third quarter of 2011 compared to a net loss of $1,207,088 in the second quarter of 2011. This decrease in net loss was mainly due to gain on sale of capital assets for $105,312 that occurred in the third quarter.

The Company reported a net loss of $1,207,088 during the second quarter of 2011 compared to a net loss of $1,025,934 in the first quarter of 2011. This increase in net loss was mainly due to a $75,628 increase in geology expenses and a $147,612 increase in drilling expenses.

The Company reported a net loss of $1,025,934 during the first quarter of 2011 compared to a net loss of $1,175,693 in the fourth quarter of 2010. This difference was mainly due to a $168,553 decrease in the first quarter of 2011 in consulting fees.

The Company reported a net loss of $1,175,693 during the fourth quarter of 2010 compared to a net loss of $808,394 in the third quarter of 2010. The increase in net loss was mainly due to a $167,987 increase in consulting fees and a $170,067 increase in general and administration expenses.

The Company reported a net loss of $808,394 during the third quarter of 2010 compared to a net loss of $640,377 in the second quarter of 2010. This increase in net loss was mainly due to a $205,362 increase in drilling expenses.

The Company reported a net loss of $640,377 during the second quarter of 2010 compared to a net loss of $986,001 in the first quarter of 2010. This decrease in net loss was mainly due to a $622,125 decrease in geophysics expenses and an offsetting $271,606 increase in general and administrative expenses in the second quarter of 2011.

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Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

See the discussion under “General” above with respect to the private placement financings completed by the Company in 2011.

The Company’s cash balance at December 31, 2011 was $6,935,012 compared to $5,331,916 as at December 31, 2010. The foregoing increase in the cash balance was primarily due to financing activities that resulted in the issuance of 9,902,168 common shares and $69,487 of investing activities which was the result of the sale of capital assets of $185,278, offset by capital asset additions of $115,791. However, even though the Company raised approximately $6,476,345 (after repayment of notes payable, loans payable and due to related parties) through its financing and investing activities, the Company’s cash position only increased by $1,603,096 since such financing activities were offset by (i) $4,942,736 of operating activities, which consisted of exploration activities, general corporate costs and administrative costs, and (ii) $115,791 of capital expenditures, resulting from the acquisition of various capital assets.

Total assets at December 31, 2011 were $25,527,076 compared to $24,013,220 as at December 31, 2010. The change in these balances reflects the acquisition of capital assets since December 31, 2010 as well as the increase in cash balance described above.

Current liabilities as at December 31, 2011 were $735,167 compared to $1,481,182 as at December 31, 2010. This decrease in current liabilities is the result of the timing of payment of accounts payable and accrued liabilities incurred during 2011.

The Company has a proposed operating budget for 2012 of approximately $7,955,000 in the aggregate, allocated as follows:

Oman project	$5,032,000
Regional exploration	1,603,000
Idaho project	26,000
Administration and office support	1,294,000

Total	$7,955,000

The Company’s current cash position is expected to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the second or third quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs further into 2012 and beyond. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares.  If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties.  There can be no assurance the Company would be successful in selling any such interest.

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Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2011:

31-Dec-11	Oman Project	Idaho Project	Total
Field Camps - Houses	166,718	-	166,718
Geophysics	106,381	-	106,381
Remote Sensing	-	-	-
Surveying	22,586	-	22,586
Geochemistry	70,726	-	70,726
Geology	213,983	-	213,983
Mineral Properties	-	100,000	100,000
Drilling	1,103,893	-	1,103,893
Environmental Testing	-	-	-
Consulting fees -related parties	-	2,311	2,311
Consulting fees	-	-	-
Professional fees	89,858	3,703	93,561
Management fees	-	-	-
General & Admin	1,405,378	18,234	1,423,612
Stock compensation expense	324,400	-	324,400
Depreciation and Amortization	60,417	-	60,417
	3,564,340	124,248	3,688,588

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The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscal 2010:

31-Dec-10	Oman Project	Idaho Project	Total
Field Camps - Houses	151,325	(3,157)	148,168
Geophysics	660,027	-	660,027
Remote Sensing	-	-	-
Surveying	-	(472)	(472)
Geochemistry	14,626	(661)	13,965
Geology	39,556	961	40,517
Mineral Properties	-	100,000	100,000
Drilling	340,094	(1,000)	339,094
Environmental Testing	-	326	326
Consulting fees -related parties	-	-	-
Consulting fees	84,745	1,446	86,191
Professional fees	55,007	1,304	56,311
Management fees	-	-	-
General & Admin	1,062,509	(24,890)	1,037,619
Stock compensation expense	75,834	-	75,834
Depreciation and Amortization	29,755	-	29,755
	2,513,478	73,857	2,587,335

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at April 30, 2012, the Company had outstanding 62,753,840 common shares, warrants to purchase a total of 14,564,756 common shares, 1,850,000 stock options and 173,040 compensation options granted to the agent in connection with the Company’s November 2011 brokered private placement financing.

Related Party Transactions

As of December 31, 2011, a balance of $114,740 advanced to the Company from a former director and officer of the Company was outstanding (December 31, 2010 - $194,969).  This advance is unsecured, non-interest bearing and re-payable upon demand.

In June 2009, an amount of $79,675 was advanced by two directors of the Company and used to repay accounts payable owed by the Company.  During the year ended December 31, 2011 the remaining balance of $4,686 was paid. The balance of this advance as at December 31, 2011 was $Nil (December 31, 2010 - $4,686).

As of December 31, 2011, an amount of $15,725 (December 31, 2010 - $9,924) was due to an entity of which a director and officer of the Company is a partner.  During the year ended December 31, 2011, the Company reimbursed to this corporation travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $25,710 (December 31, 2010 - $nil).

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During the year ended December 31, 2011, an amount of $1,775 outstanding at December 31, 2010 was repaid to two directors of the Company relating to interest on an amount of $193,771 previously advanced to the Company for working capital purposes during the first quarter of 2010.  The principal amount of this advance was repaid during the fourth quarter of 2010.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards (“IFRS”)” (“ASU 2011-04”).  ASU 2011-04 does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required and permitted under IFRS or U.S. GAAP.  For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13.   ASU 2011-04 is effective on a prospective basis for interim and annual periods beginning after December 15, 2011, with early adoption not permitted.  In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying ASU 2011-04 and to quantify the total effect, if practicable.  The Company is currently evaluating the impact of the adoption of ASU 2011-04 on its financial position, results of operations and disclosures.

In June 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income.  Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income. ASU 2011-05 does not change the items that must be reported in other comprehensive income. ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of ASU 2011-05 on its financial statements.

In December 2011, the FASB issued ASU No. 2011-12 ―Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This guidance is effective for public companies for fiscal years and interim periods beginning on or after December 15, 2011. The Company is currently evaluating the impact of the adoption of ASU 2011-12 on its financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

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Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2011, and 2010.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at December 31, 2011.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2011, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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Stock based compensation

The Company has a stock option plan, which is described in note 12(c) of the Company’s Annual Financial Statements.  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements over the requisite employee service period (usually the vesting period).  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock.  Shares are issued from treasury upon the exercise of stock options.  The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2011 based on the following assumptions:

i.	Risk-free interest rate: 2.24% for the US$ options, which is based on the 5 year US Treasury bond rate (December 31, 2010 – 1.39%) and 1.14% for the Cdn$ options, which is based on the 3-5 year Bank of Canada marketable bonds average yield.

ii.	Expected volatility: 67.87 - 68.71%, which is based on the Company’s historical stock price (December 31, 2010 – 69.20%)

iii.	Expected life: 5 years (December 31, 2010 – 5 years)

iv.	Expected dividends: $Nil (December 31, 2010 - $Nil)

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

i.	Risk-free interest rate: 0.87% - 1.06%, which is based on the Bank of Canadian marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

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ii.	Expected volatility: 67.09% - 80.45%, which is based on the Company’s historical stock price

iii.	Expected life: 1 year

iv.	Expected dividends: $Nil

The fair value of warrants would be included in the hierarchy as follows:

	Fair Value Measurements at Reporting Date Using:
December 31, 2011

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$263,398	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani Rials and Canadian dollars.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani Rial and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani Rial and Canadian dollar would have had the equal but opposite effect as at December 31, 2011.

	Omani Rial	Canadian Dollar

Cash	$48,901	$2,530,067
Prepaids and advances	23,745	-
Accounts payable	(26,850)	-
Accrued liabilities	(36,265)	-
Total foreign currency working capital	9,531	2,530,067
US$ exchange rate at December 31, 2011	2.58950	0.9840
Total foreign currency net working capital in US$	$24,681	$2,489,586
Impact of a 10% strengthening of the US$ on net loss	$2,468	$248,959

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Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's Omani properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

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The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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